UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	or	Form 40-F	☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  December 30, 2025

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 30, 2025 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that, on December 29, 2025 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 29, 2025. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2025	2025
Assets:
Cash and deposits with banks	¥76,669,401	¥73,348,716
Call loans and bills bought	5,200,789	5,702,966
Reverse repurchase agreements and cash collateral on securities borrowed	22,076,009	21,923,897
Trading assets	6,176,613	5,825,732
Derivative financial instruments	8,313,016	8,306,494
Financial assets at fair value through profit or loss	2,902,969	2,254,221
Investment securities	33,546,133	33,184,239
Loans and advances	125,190,819	127,088,662
Investments in associates and joint ventures	1,588,820	1,817,612
Property, plant and equipment	1,319,002	1,328,317
Intangible assets	1,091,194	1,151,853
Other assets	7,983,972	8,607,375
Current tax assets	43,157	46,697
Deferred tax assets	63,176	89,104
Total assets	¥292,165,070	¥290,675,885
Liabilities:
Deposits	¥190,022,742	¥187,712,124
Call money and bills sold	4,378,277	3,613,678
Repurchase agreements and cash collateral on securities lent	27,791,101	28,145,501
Trading liabilities	4,838,439	4,187,484
Derivative financial instruments	9,303,258	9,279,351
Financial liabilities designated at fair value through profit or loss	597,846	630,618
Borrowings	12,697,699	11,523,632
Debt securities in issue	14,387,415	15,185,629
Provisions	333,301	303,556
Other liabilities	10,821,441	11,826,470
Current tax liabilities	239,190	232,324
Deferred tax liabilities	265,767	402,249
Total liabilities	275,676,476	273,042,616
Equity:
Capital stock	2,345,961	2,346,888
Capital surplus	663,063	664,280
Retained earnings	7,836,548	8,455,310
Treasury stock	(38,512)	(38,638)
Equity excluding other reserves	10,807,060	11,427,840
Other reserves	3,663,135	3,918,430
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,470,195	15,346,270
Non-controlling interests	150,022	156,810
Equity attributable to other equity instruments holders	1,868,377	2,130,189
Total equity	16,488,594	17,633,269
Total equity and liabilities	¥292,165,070	¥290,675,885

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2024	2025
Interest income	¥3,342,131	¥3,393,743
Interest expense	2,157,113	2,038,251
Net interest income	1,185,018	1,355,492

Fee and commission income	788,350	850,793
Fee and commission expense	150,434	154,302
Net fee and commission income	637,916	696,491

Net trading loss	(179,020)	(9,833)
Net income (loss) from financial assets and liabilities at fair value through profit or loss	(10,731)	137,549
Net investment income	72,343	70,018
Net gains (losses) arising from derecognition of financial assets at amortized cost(1)	(1,822)	1,777
Other income(1)	40,982	114,319
Total operating income(1)	1,744,686	2,365,813

Impairment charges on financial assets	105,062	71,815
Net operating income(1)	1,639,624	2,293,998

General and administrative expenses	1,186,749	1,251,493
Other expenses(1)	182,141	145,870
Operating expenses(1)	1,368,890	1,397,363

Share of post-tax profit of associates and joint ventures	47,454	68,534
Profit before tax	318,188	965,169

Income tax expense	52,692	192,292
Net profit	¥265,496	¥772,877

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥250,215	¥742,848
Non-controlling interests	2,127	8,430
Other equity instruments holders	13,154	21,599

Earnings per share(2):
Basic	¥63.75	¥192.60
Diluted	63.74	192.56

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2024	2025
Net profit	¥265,496	¥772,877

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	10,356	52,952
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(291,120)	623,850
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	2,747	711
Share of other comprehensive income (loss) of associates and joint ventures	675	2,374
Income tax relating to items that will not be reclassified	83,756	(211,131)
Total items that will not be reclassified to profit or loss, net of tax	(193,586)	468,756

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	303,502	115,212
Reclassification adjustments for (gains) losses included in net profit, before tax	(50,202)	(28,382)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(125,705)	(53,905)
Reclassification adjustments for (gains) losses included in net profit, before tax	—	39,944
Share of other comprehensive income (loss) of associates and joint ventures	45,804	(38,535)
Income tax relating to items that may be reclassified	(77,513)	(31,379)
Total items that may be reclassified subsequently to profit or loss, net of tax	95,886	2,955

Other comprehensive income (loss), net of tax	(97,700)	471,711
Total comprehensive income	¥167,796	¥1,244,588

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥152,920	¥1,214,532
Non-controlling interests	1,722	8,457
Other equity instruments holders	13,154	21,599

(1)

“Net gains (losses) arising from derecognition of financial assets at amortized cost” previously included in “Other income” and “Other expenses,” respectively, were presented separately for the six months ended September 30, 2025. The comparative amounts of the consolidated income statements have been reclassified to conform to the current presentation.

(2)

As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.